                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2002.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________  to _______________.


                         COMMISSION FILE NUMBER 1-8649.

A. Full title of the plan and address of the plan:

     THE TORO COMPANY INVESTMENT, SAVINGS, AND EMPLOYEE STOCK OWNERSHIP PLAN

                                THE TORO COMPANY
                            8111 LYNDALE AVENUE SOUTH
                              MINNEAPOLIS, MN 55420
                         ATTN: DIRECTOR, TAX ACCOUNTING

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE TORO COMPANY
                            8111 LYNDALE AVENUE SOUTH
                              MINNEAPOLIS, MN 55420

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN



                                TABLE OF CONTENTS



                                                                                                                 PAGES
Independent Auditors' Report                                                                                         1

Statements of Net Assets Available for Plan Benefits                                                                 2

Statements of Changes in Net Assets Available for Plan Benefits                                                      3

Notes to Financial Statements                                                                                        4

SCHEDULES

1    Schedule of Assets Held for Investment Purposes (Held as of the End of the Year)                               11

2    Schedule of Reportable Transactions                                                                            12

                          INDEPENDENT AUDITORS' REPORT



     The Plan Administrator
     The Toro Company Investment, Savings,
        and Employee Stock Ownership Plan:


     We have audited the accompanying statements of net assets available for plan benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








     June 17, 2003                                                 /S/ KPMG LLP

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001


                                                                   2002               2001
                                                               ------------       ------------
Assets held by Trustee:
    Investments at fair value
       Mutual funds                                            $117,929,284        149,784,624
       Common stock                                             109,929,847         31,026,196
       Master trust fund (Wells Fargo Stable Value Fund)         57,417,357         45,351,817
                                                               ------------       ------------
    Total investments                                           285,276,488        226,162,637
                                                               ------------       ------------

    Employee contribution receivable                                 62,813             50,198
    Employer contribution receivable                             10,284,557          7,764,001
                                                               ------------       ------------

              Net assets available for plan benefits           $295,623,858        233,976,836
                                                               ============       ============


See accompanying notes to financial statements.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2002 and 2001


                                                                                         2002                  2001
                                                                                     -------------        -------------
Investment income (loss):
    Interest, dividends, and cash earnings                                           $   3,523,898            6,514,099
    Net realized/unrealized gain (loss) in the fair value of investments                 5,060,073          (21,513,346)
                                                                                     -------------        -------------

             Net investment income (loss)                                                8,583,971          (14,999,247)

Employer contributions                                                                  12,583,936           10,093,189
Employee contributions                                                                   9,278,584            8,938,374
Rollover contributions                                                                     271,417              329,313
                                                                                     -------------        -------------

             Total contributions                                                        22,133,937           19,360,876

Benefit payments                                                                       (34,388,406)         (16,497,632)
Transfer of assets from other plan                                                      65,317,520                   --
                                                                                     -------------        -------------

             Total payments and transfers                                               30,929,114          (16,497,632)

             Net increase (decrease) in net assets available for plan benefits          61,647,022          (12,136,003)

Net assets available for plan benefits:
      Beginning of year                                                                233,976,836          246,112,839
                                                                                     -------------        -------------

      End of year                                                                    $ 295,623,858          233,976,836
                                                                                     =============        =============


See accompanying notes to financial statements.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


  (1)   DESCRIPTION OF PLAN

        Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan). However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan.

        The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their ESOP account balances invested in Common Stock of the Company. Employees are eligible to have ESOP contributions made to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the ESOP portion of the Plan. Participants are eligible for matching contributions after completing one year of qualifying service with the company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested. Diversification is offered under the ESOP portion of the Plan to participants who have completed at least ten years of vesting service and attained age 55 so that they may move part of the value of their investment in Company stock into investments which are more diversified. Contributions and benefit payments are made to a trust under the control of the Trustee.

        Participants and the Company make contributions to the profit sharing portion of the Plan. Contributions are made to a trust under the control of the trustee. The investment of the participants' and Company contributions to the profit sharing portion of the Plan is selected by the participants.

        Benefit payments and transfers of participants' interests are made by the Trustee.

        During the year ended December 31, 2002 and 2001, forfeited nonvested accounts totaled $52,622 and $16,258, respectively. These accounts are used to offset future employer contributions.

        The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

        A general description of the Plan is contained in the Plan document restated as of January 1, 2002. Participants should refer to the Plan document for more complete information.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)   BASIS OF FINANCIAL STATEMENT PRESENTATION

              The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on the accrual basis.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


        (b)   INVESTMENTS

              The Plan's investments are held by Putnam Fiduciary Trust Company (the Trustee). The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

              The Toro Company (the Company) maintains one master trust, the Wells Fargo Stable Value Fund (master trust) for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Profit Sharing Plan for Plymouth Union Employees. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

              The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in the master trust's net assets. The Plan's percentage interest in the net assets of the master trust was approximately 99% and 91% as of December 31, 2002 and 2001, respectively.

              The Plan's share of net investment income from the master trust is determined by the Trustee based on the ratio of the fair value of the Plan's equity in the investment fund to the total net assets of the investment fund as of the beginning of the plan year.

        (c)   ACCOUNTING ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

        (d)   CONCENTRATIONS OF RISK

              The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

              Since the assets held by the Trust include The Toro Company Common Stock, the anticipated assets available for benefits in 2003 will be the result of the Company's future stock market performance, which are subject to various risk factors described more fully in the Company's periodic filings with the Securities and Exchange Commission.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


  (3)   FUNDING POLICY, CONTRIBUTIONS, AND PLAN TRANSFERS

        For the ESOP contributions, the Plan's funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution equals 1.5% of total participant compensation earned during the plan year. The Company contribution is allocated to participants based on the participants' compensation earned during the plan year as a percentage of total plan year compensation.

        For the profit sharing portion of the Plan, the Company's funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants' total compensation earned during the plan year plus 5.5% of the participants' compensation above the Social Security taxable wage base as of the beginning of the plan year. The contribution formula specifies a minimum annual contribution to the Plan. Investment income is allocated based on participants' account balances.

        Employee contributions are made to the profit sharing portion of the Plan consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution in the form of Company stock into the ESOP portion of the plan equal to 50% of the participants' contributions to the Plan not to exceed 2% of the participants' total compensation made.

        Transfers to/from other funds represent participant elected transfers to/from other Company funds.

  (4)   PARTY-IN-INTEREST TRANSACTIONS

        Putnam Fiduciary Trust Company and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, certain transactions between the Plan, the Trustee, and the Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

  (5)   PLAN TERMINATION

        The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

  (6)   INVESTMENTS

        Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

        The net assets available for benefits of the master trust as of December 31, 2002 and 2001 were $57,516,261 and $49,722,525, respectively. All assets of the master trust were held in short-term investment funds.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


        The changes in net assets available for benefits of the master trust for the years ended December 31, 2002 and 2001 were as follows:

                                                    2002                 2001
                                                ------------         ------------
Realized gain on investments                    $    518,502            1,244,460
Unrealized gain on investments                     2,360,779            1,695,838
Deposits by participating plans                   18,642,981           15,608,657
Withdrawals by participating plans               (13,728,526)         (12,564,377)
                                                ------------         ------------
                 Increase in net assets            7,793,736            5,984,578
Net assets available for benefits:
     Beginning of year                            49,722,525           43,737,947
                                                ------------         ------------
     End of year                                $ 57,516,261           49,722,525
                                                ============         ============

        The following investments represent more than 5% of the Plan's net assets available for plan benefits as of December 31, 2002 and 2001:

                                                  2002               2001
                                              ------------       ------------
Wells Fargo Stable Value Fund                 $ 57,417,357         45,351,817
Putnam International Growth Fund*               13,054,478         11,792,599
Putnam Voyager Fund CL Y*                       37,910,516         53,812,677
Lord Abbett Affiliated Fund                     33,997,629         43,306,240
The Toro Company Common Stock**                109,929,847         31,026,196
Putnam Asset Allocation: Balanced Fund*                 --         14,492,489


*Party-in-interest
**Party-in-interest and nonparticipant-directed investment

        During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year, interest, dividends, and cash earnings) appreciated and depreciated in value by $8,583,971 and $(14,999,247), respectively, as follows:

                                     2002                 2001
                                 ------------         ------------
Mutual funds                     $(30,839,407)         (22,833,314)
Common stocks                      36,558,690            6,453,302
Master trust fund                   2,864,688            1,380,765
                                 ------------         ------------
                                 $  8,583,971          (14,999,247)
                                 ============         ============

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


        Information about the net assets and the significant components of the changes in net assets relating to the investment in Toro Company Common Stock is as follows (a majority of which is nonparticipant-directed):

                                                     2002                   2001
                                                 -------------         -------------
Net Assets:
  The Toro Company Common Stock                  $ 109,929,847            31,026,196
                                                 =============         =============

                                                     2002                   2001
                                                 -------------         -------------
Investment income:
  Dividends                                      $     890,833               339,011
  Net realized/unrealized gain in the
   fair value of investments                        35,667,856             6,114,291
                                                 -------------         -------------

            Net investment income                   36,558,689             6,453,302

Total contributions                                  5,121,387             3,030,814

Benefit payments                                   (11,424,965)           (1,530,896)
Transfers from other plan                           55,361,149                    --
Transfers to other funds                            (6,712,609)           (3,810,729)
                                                 -------------         -------------

            Increase in net assets
              available for plan benefits           78,903,651             4,142,491

Net assets available for plan benefits:
    Beginning of year                               31,026,196            26,883,705
                                                 -------------         -------------

    End of year                                  $ 109,929,847            31,026,196
                                                 =============         =============

  (7)   FEDERAL INCOME TAXES

        The Plan Administrator has received a determination letter from the Internal Revenue Service dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the
        Code), and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(8)     SUBSEQUENT EVENTS

        Effective June 2, 2003, an enhanced stock diversification provision was implemented which eliminates the age and service requirement and permits participants to diversify a portion of restricted employer-contributed stock balances based on a new quarterly calculation instead of on a participant's age and service. Also, all accounts that are invested in common stock other than certain initial contributions to the profit sharing portion of the Plan were made part of the ESOP portion of the Plan as of the same date.

(9)     RELATED PARTY

        The Plan's investments are held by Putnam Fiduciary Trust Company (the Trustee). Some of the investment funds available to participants also include mutual funds managed by Putnam Investments.

(10) RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500

                                                                                                                 DECEMBER 31,
                                                                                                                     2002
                                                                                                                 -------------
Net assets available for plan benefits as presented in these
    financial statements                                                                                         $ 295,623,858

Adjustment for employer contribution receivable                                                                    (10,284,557)

Adjustment for employee contribution receivable                                                                        (62,813)
                                                                                                                 -------------

Net assets available for plan benefits as presented on Form 5500                                                 $ 285,276,488
                                                                                                                 =============

                                                                                                                  YEAR ENDED
                                                                                                                 DECEMBER 31,
                                                                                                                     2002
                                                                                                                 -------------
Net increase in net assets available for plan benefits as
    presented in these financial statements                                                                      $  61,647,022

Adjustment for employer contribution receivable at December 31, 2002                                               (10,284,557)

Adjustment for employee contribution receivable at December 31, 2002                                                   (62,813)

Adjustment for employer contribution receivable at December 31, 2001                                                 7,764,001

Adjustment for employee contribution receivable at December 31, 2001                                                    50,198
                                                                                                                 -------------

Net increase in net assets available for plan benefits as
    presented on Form 5500                                                                                       $  59,113,851
                                                                                                                 =============

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


                                                                                                                 DECEMBER 31,
                                                                                                                     2001
                                                                                                                 -------------
Net assets available for plan benefits as presented in these
    financial statements                                                                                         $ 233,976,836

Adjustment for employer contribution receivable                                                                     (7,764,001)

Adjustment for employee contribution receivable                                                                        (50,198)
                                                                                                                 -------------

Net assets available for plan benefits as presented on Form 5500                                                 $ 226,162,637
                                                                                                                 =============

                                                                                                                  YEAR ENDED
                                                                                                                 DECEMBER 31,
                                                                                                                     2001
                                                                                                                 -------------
Net decrease in net assets available for plan benefits as
    presented in these financial statements                                                                      $ (12,136,003)

Adjustment for employer contribution receivable at December 31, 2001                                                (7,764,001)

Adjustment for employee contribution receivable at December 31, 2001                                                   (50,198)

Adjustment for employer contribution receivable at December 31, 2000                                                 7,212,467

Adjustment for employee contribution receivable at December 31, 2000                                                    35,124
                                                                                                                 -------------

Net decrease in net assets available for plan benefits as
    presented on Form 5500                                                                                       $ (12,702,611)
                                                                                                                 =============

                                                                      SCHEDULE 1
                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Assets Held for Investment Purposes (Held as of the End of the Year)

                                December 31, 2002


                                        FACE
                                       AMOUNT                              FAIR
         Description                  OR SHARES          COST              VALUE
---------------------------------     ---------     ---------------     ------------
Wells Fargo Stable Value Fund                                           $ 57,417,357
Putnam S&P 500 Fund*                                                      11,863,181
Putnam International Growth Fund*                                         13,054,478
Putnam Growth Opportunities Fund*                                          3,649,215
Putnam Voyager Fund CL Y*                                                 37,910,516
Putnam Bond Index Fund*                                                    9,056,425
UAM-ICM Small Company Portfolio                                            8,397,840
Lord Abbett Affiliated Fund                                               33,997,629
The Toro Company Common Stock**       1,720,342     $    40,820,577      109,929,847
                                                                        ------------
             Total investments                                          $285,276,488
                                                                        ============


*Party-in-interest.
**Party-in-interest and nonparticipant-directed investment

Note: The data presented in this schedule has been derived from information certified as complete and accurate by the Trustee.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 2002


                                        NUMBER OF        NUMBER
                                        PURCHASES       OF SALES                           FAIR
      DESCRIPTION OF ASSETS            TRANSACTIONS    TRANSACTIONS        COST            VALUE         NET GAIN
-----------------------------------    ------------    ------------     -----------     -----------     -----------

5% SERIES OF TRANSACTIONS BY
  RULE 2520.103-6(c)(1)(iii):


    The Toro Company Common Stock**             238             453     $16,818,720      28,520,766      11,702,046


**Party-in-interst and nonparticipant-directed investment


Note: The data presented in this schedule has been derived from information certified as complete and accurate by the Trustee. Reportable transactions are those transactions which either singly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.


See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The Toro Company Investment, Savings,
                                        and Employee Stock Ownership Plan


Dated  June 19, 2003                    /s/  Stephen P. Wolfe
       -------------                    ---------------------------------------
                                        Stephen P. Wolfe
                                        Vice President - Finance,
                                        Treasurer and Chief Financial Officer
                                        of The Toro Company

                                  EXHIBIT INDEX


Exhibit Number                      Description
--------------                      -----------
23(a)                               Independent Auditors' Consent

99(a)                               Section 906 Certification of Principal
                                    Executive Officer

99(b)                               Section 906 Certification of Principal
                                    Financial Officer